                        AMENDMENT NO. 2 TO AGREEMENT AND
                       PLAN OF REORGANIZATION AND CONSENT



         THIS AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF REORGANIZATION AND CONSENT (the "Amendment") is entered into as of July 6, 1999 by MJK Holdings, Inc. ("MJK"), NM Holdings, Inc. ("NM"), and NM Merger Co. ("NM Merger").

         WHEREAS, MJK, NM and NM Merger entered into an Agreement and Plan of Reorganization dated March 25, 1999 as amended May 7, 1999 ("the Agreement"); and

         WHEREAS, MJK and NM desire to delete certain conditions to their obligations to close the transaction contemplated by the Agreement as such conditions were not feasible, required, or could not be completed by the Closing Date of the transaction;

         NOW, THEREFORE, it is hereby agreed by and between the parties as follows:

         1. The second sentence of Section 2.4(b) shall be revised and amended to provide as follows: "In lieu thereof, NM shall pay to the owner thereof cash equal to the pro rata market price of a share of NM Common Stock based on the last reported closing sales price of the NM Common Stock on the Effective Date as reported on the Over the Counter Bulletin Board." Any other references to the "NASDAQ Small Cap Market" in connection with payment for fractional shares shall be similarly revised and amended accordingly.

         2. Section 7.1(d) of the Agreement is hereby deleted and of no further legal effect.

         3. Section 7.2(e) of the Agreement is hereby deleted and of no further legal effect. Any other references to the term "Fairness Opinion" set forth in the Agreement shall be deleted and be of no legal effect.

         4. The words "Surviving Corporation" in Section 7.1(c)(iii) shall be replaced with "NM" and the reference to "Section 356(a)(1)(B)" in the same section shall be changed to "Section 354(a)(1)."

         5. The parties hereto acknowledge that NM's common stock was delisted from NASDAQ Small Cap Market System effective May 7, 1999 and presently trades on the Over the Counter Bulletin Board. As a result thereof, the parties hereto hereby amend Section 7.3(a) of the Agreement to except out the representation contained in the last sentence of Section 4.3 from the representations and warranties of NM made at and as of the Effective Date.

         6. Except as hereinabove supplemented and amended, all of the terms, covenants and conditions of the Agreement, as amended May 7, 1999, shall remain in full force and effect, are hereby ratified and confirmed.

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         IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first above written.


MJK HOLDINGS, INC.                         NM HOLDINGS, INC.


By  /s/ David B. Johnson                   By  /s/ George E. Kline
   ---------------------------------          ---------------------------------
      David B. Johnson                          George E. Kline
      Senior Vice President                     President and
                                                Chief Executive Officer


                                           NM MERGER CO.


                                           By  /s/ George E. Kline
                                              ---------------------------------
                                                 George E. Kline
                                                 President and
                                                 Chief Executive Officer